FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – Partly Paid Shares Fully Paid"

Released: 15 November 2006

Pages: 8
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 11/16

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	7,980 (600 issued at $4.32, 780 issued at $4.42, 300 issued at $5.00, 6,300 issued at $5.83)
39	Class of +securities for which quotation is sought	Ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment.	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Partly paid ordinary shares that have become fully paid

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
2,026,725,667	Ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: RK Dudfield .... Date: 15 November 2006
(Assistant Company Secretary)

Print name: Robert K Dudfield

== == == == ==

FOSTER'S GROUP

SUPPL

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

RECEIVED
2006 NOV 15 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

"ASIC Form 484 – Cancellation of Shares"

Released: 14 November 2006

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

14 November 2006

Australian Stock Exchange
Company Announcements Office
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 1215

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Foster's Group Limited

ACN/ABN
007 620 886

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Luke Phillips

ASIC registered agent number (if applicable)
7717

Telephone number
03 9633 2109

Postal address
77 Southbank Boulevard, Southbank, Victoria, 3006

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Robert Keith Dudfield

Capacity
☐ Director
☒ Company secretary

Signature
R.K. Dudfield

Date signed
14/11/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	6,000	$37,500

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

30/10/06
[D D] [M M] [Y Y]

KILPATRICK STOCKTON LLP
Attorneys at Law

Suite 2800, 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com

direct dial 404 815 6500
@KilpatrickStockton.com

FAX

RECIPIENT/ PHONE NO.	FAX NO.	COMPANY/ CITY, STATE, COUNTRY
Celeste Murphy 2027729207	202.772.9207	Securities & Exchange Commission

David Eaton /AMA
FROM

9
PAGES (WITH COVER)

6750
REFERENCE NO.

55981 /336448
CLIENT/MATTER NO.

PLEASE CALL 404 815 6497 IF YOU HAVE DIFFICULTY WITH THIS TRANSMISSION.

COMMENTS

TO BE COMPLETED BY KS OPERATIONS CENTER

TRANSMISSION RECEIPT DATE/TIME: ____________

JOB CODE 43828

KILPATRICK
STOCKTON LLP
Attorneys at Law

Suite 2800 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com

November 13, 2006

VIA FACSIMILE AND OVERNIGHT DELIVERY

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Southern Equipment Company, Inc.—Proposed Cash Tender Offer for 9½% Senior Subordinated Notes due 2012***

We are writing on behalf of our client, Southern Equipment Company, Inc., d/b/a Ready Mixed Concrete Company, a North Carolina corporation (the "*Offeror*"), to seek confirmation that the Division of Corporation Finance will not recommend that the Securities and Exchange Commission (the "*Commission*") take enforcement action under Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), if a cash tender offer (the "*Tender Offer*") for all of the Offeror's outstanding 9½% Senior Subordinated Notes due 2012 (the "*Notes*"), is conducted using a fixed spread pricing methodology in the manner described below.

Background

The Offeror initially issued and sold $150 million in aggregate principal amount of the Notes on November 8, 2004 in a private placement exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "*Securities Act*"). The Notes are not investment grade securities, are nonconvertible and are not listed on any stock exchange.

Subsequent to the issuance and sale of the Notes, the Offeror's indirect parent company was acquired by Cementos Argos, S.A. ("*Argos*"), a leading Colombian cement producer, in April 2006, with the result that the Offeror is now an indirect, wholly owned subsidiary of Argos. Neither the Offeror nor any of its direct or indirect parent companies are required to file periodic reports under the Exchange Act.

The Notes are currently represented by a single global security certificate registered in the name of Cede & Co., as nominee for The Depository Trust Company ("*DTC*"), on the registry maintained by the registrar and trustee for the Notes, and deposited with such registrar and trustee as securities custodian on behalf of DTC. According to a recent securities position report obtained from DTC, the Notes are credited to the book-entry accounts of twenty DTC participants. It is believed the Notes trade solely pursuant to Rule 144A under the Securities Act among "qualified institution buyers" with the meaning of Rule 144A.

The Proposed Tender Offer and Consent Solicitation

The Offeror seeks to acquire in the Tender Offer all of the outstanding Notes for cash. The Offeror is simultaneously soliciting the consents (the "*Consent Solicitation*") of the holders of the Notes to the adoption of certain proposed amendments to the indenture governing the Notes. The proposed amendments, if adopted, would remove or amend certain restrictive covenants contained in the indenture.

The Offeror proposes to price the Tender Offer based on a stated fixed spread over the yield on a specified benchmark U.S. Treasury security as of 2:00 p.m., New York City time, on the second full business day immediately preceding the expiration date of the Tender Offer (the "*Pricing Date*"). As discussed in further detail below, the nominal purchase price per Note will be set on the Pricing Date because of the likelihood that a price set earlier will be above or below market as of the expiration date of the Tender Offer. The Tender Offer will remain open for at least twenty full business days, subject to extension. Payment for Notes validly tendered and not withdrawn, subject to satisfaction of the conditions of the Tender Offer, will be made promptly after such expiration date. A major investment bank will act as dealer manager in connection with the Tender Offer.

The stated fixed spread and the benchmark U.S. Treasury security will be disclosed in the offer to purchase to be distributed at the commencement of the Tender Offer to all holders of the Notes. The formula to be used to determine the nominal purchase price per Note, as well as a hypothetical nominal purchase price based on the applicable reference yield preceding the commencement of the Tender Offer, will also be disclosed in such offer to purchase. The offer to purchase will include as annexes a detailed schedule setting forth the formula for determining the nominal purchase price per Note, as well as a schedule illustrating how the hypothetical nominal purchase price has been calculated. The offer to purchase will identify the quotation service to be used as the definitive reference source for yield data regarding the benchmark U.S. Treasury security in calculating the nominal purchase price and where yield data regarding such U.S. Treasury security will be available during the Tender Offer. The actual nominal purchase price per Note will be disclosed in a press release to be issued promptly after the price is determined on the Pricing Date. Throughout the Tender Offer, representatives of the dealer manager for the Tender Offer will be available through a toll-free telephone number to provide a

hypothetical nominal purchase price as of the date of a holder's inquiry as well as to answer questions holders of the Notes may have regarding the Tender Offer. The telephone number will be disclosed in the offer to purchase and any press releases regarding the Tender Offer.

As a condition to accepting the Tender Offer, tendering noteholders will be required to give their consent to amend the indenture to (i) delete covenants placing limitations on the Offeror's ability to incur indebtedness, make certain dividends, distributions and similar payments, incur liens, incur indebtedness that ranks above senior subordinated indebtedness but below senior indebtedness and enter into transactions with affiliates, (ii) amend a covenant limiting the Offeror's ability to dispose of assets to increase a per year allowance on asset dispositions and (iii) amend the covenant prescribing the Offeror's information delivery requirements. The Offeror currently believes that these covenants are an impediment to its business plans under the recently changed circumstances of its acquisition by Argos.

A holder cannot tender a Note without giving the corresponding consent, and withdrawal of a Note from the Tender Offer will constitute a revocation of the related consent. The indenture requires the holders of a majority in aggregate principal amount of the outstanding Notes to consent to the proposed amendments in order for such amendments to pass. The Offeror's obligation to close the Tender Offer will be conditioned on, among other things, holders of at least a majority in aggregate principal amount of the outstanding Notes tendering and not withdrawing their Notes (and consequently delivering and not revoking consents). The offer to purchase will describe this and other conditions, and the rights of the Offeror to waive those conditions if it so elects. Holders who validly tender and do not validly withdraw their Notes by a date that will occur no later than five full business days prior the expiration date (the "*Consent Date*") will, if Notes are accepted in the Tender Offer, be entitled to an amount per Note determined as described previously. Holders who tender their Notes after the Consent Date but prior to the expiration of the Tender Offer will, if Notes are accepted in the Tender Offer, be entitled to an amount per Note determined as described previously <u>minus</u> an amount equal to $30 per $1,000 principal amount of Notes. Withdrawal rights with respect to the Notes will expire on the Consent Date. The Offeror will announce the results of the Consent Solicitation through the Consent Date no later than 9:00 a.m. on the business day following the Consent Date.[1]

Discussion

The Division of Corporation Finance and the Division of Market Regulation have previously adopted no-action positions with respect to certain cash tender offers conducted by issuers for any and all of their non-convertible, investment grade fixed income securities using a

[1] In the event the announcement of the Consent Date results occurs on such next business day, such announcement date will occur no later than five full business days prior the expiration of the Tender Offer.

fixed spread pricing methodology,[2] including fixed spread tender offers coupled with consent solicitations.[3] Although these no-action positions were limited to investment grade fixed income securities, we understand the Staff of the Commission will grant informal no-action relief on a case-by-case basis for fixed spread tender offers for noninvestment grade fixed income securities.

The proposed Tender Offer is substantially similar to the tender offers covered by the no-action letters relating to the use of fixed spread pricing methodologies for non-convertible, investment grade fixed income security tender offers in that the Tender Offer would:

(i) be an offer to purchase for cash all of the outstanding Notes;
(ii) be open to all record and beneficial holders of the Notes;
(iii) identify the specific benchmark U.S. Treasury security to be used in calculating the nominal purchase price and specify the fixed spread to be added to the yield on such benchmark U.S. Treasury security;
(iv) describe the methodology to be used to calculate the nominal purchase price to be paid for the tendered securities;
(v) identify the electronic quotation service to be used as the definitive reference source for yield data regarding the benchmark U.S. Treasury security in calculating the nominal purchase price; and
(vi) state the nominal purchase price that would have been payable under the Tender Offer based on the applicable reference yield immediately preceding commencement of the Tender Offer.[4]

In addition,

(vii) the Tender Offer will be open for at least twenty business days;
(viii) the Pricing Date and announcement of pricing will be no later than the second business day prior to the expiration of the Tender Offer;
(ix) the dealer manager has informed the Offeror that there are at least two market makers with respect to the Notes;
(x) the dealer manager has informed the Offeror that there is some minimum level of

[2] E.g., BBVA Privanza International (Gibralter) Limited (pub. avail. Dec. 23, 2005); Goldman, Sachs & Co. (pub. avail. Dec. 3, 1993); Merrill Lynch, Pierce, Fenner & Smith Incorporated (pub. avail. July 19, 1993); Embassy Suites, Inc. (pub. avail. April 15, 1992); and Salomon Brothers Incorporated (pub. avail. Oct. 1, 1990).
[3] The Times Mirror Company (pub. avail. Nov. 15, 1994).
[4] As discussed above, the offer to purchase will include as annexes a detailed schedule setting forth the formula for determining the nominal purchase price per Note, as well as a schedule illustrating how the hypothetical nominal purchase price has been calculated.

trading activity in the Notes, and that the Notes generally trade on a spread-to-treasuries basis; and

(xi) the Consent Date and announcement of results of the Consent Solicitation through the Consent Date will occur at least five full business days prior to the expiration date.

Finally, the Tender Offer is not being made in anticipation of, or in response to, other tender offers for any other of the Offeror's securities, will be conducted in a manner designed to afford all record and beneficial holders of the Notes a reasonable opportunity to participate in the Tender Offer and provides that all tendering holders of the Notes will be paid promptly after their tendered securities are accepted for payment.

While a tendering holder will not know the nominal purchase price on the date of its tender (unless such holder tenders after 2:00 p.m., New York time, on the Pricing Date (i.e., the second full business day immediately preceding the expiration of the Tender Offer)), such holder will know the pricing determinants, which are set at the commencement of the Tender Offer and disclosed in the offer to purchase. The yield on the benchmark U.S. Treasury security and the resulting nominal purchase price of the Notes will be accessible as soon as practicable after 2:00 p.m., New York time, on the Pricing Date by means of a toll-free telephone number established for the Tender Offer, and will be disclosed in a press release to be issued promptly after the price is determined on the Pricing Date. The Tender Offer would be extended if a change is made to the fixed spread or the method of calculating the nominal purchase price during the Tender Offer unless at least ten full business days remained between the date of announcement of such change and the then-scheduled expiration date of the Tender Offer.

The period for receiving additional consideration for a noteholder's consent to the proposed indenture amendments will end on the Consent Date, and the results of the Consent Solicitation through such date will be accessible as soon as practicable after the Consent Date by means of a toll-free telephone number established for the Tender Offer, and will be disclosed in a press release to be issued no later than 9:00 a.m. on the business day following the Consent Date. Consequently, noteholders will know whether the requisite consents to adopt the proposed indenture amendments have been received by the end of the period during which noteholders can receive additional consideration for their consents. Because withdrawal rights expire on the Consent Date, if the requisite consents are received by the Consent Date (and provided that the trustee executes the related supplemental indenture), the proposed amendments will become operative if Notes are accepted in the Tender Offer. If the requisite consents are not received by the Consent Date, but are subsequently received before the expiration of the Tender Offer, the Offeror will make a prompt public announcement thereof, and extend the Tender Offer as necessary to ensure that at least five full business days remain in the Tender Offer between the announcement of the receipt of such requisite consents and the expiration of the Tender Offer.

The dealer manager has advised that the Notes, like investment grade fixed income securities, are generally valued by investors on the basis of their yield, taking into account the Offeror's credit spread, compared to a benchmark yield. Thus, as prevailing interest rates fluctuate, the price (and corresponding yields) of securities paying interest and/or principal at a nominal fixed rate, including the Notes, would also tend to fluctuate. The pricing mechanism in a fixed spread tender offer would allow holders of the Notes to evaluate the terms and relative value of the Tender Offer in a manner consistent with standard market practice for buying and selling such securities.

As in the case of tender offers for investment grade fixed income securities, the use of a fixed spread pricing methodology for the Notes has distinct advantages, both for the Offeror and holders of the Notes, over a fixed nominal price tender offer. In particular, the use of fixed spread pricing reduces the interest rate risk to which a fixed nominal price tender offer subjects the Offeror and holders. Specifically, in connection with a fixed nominal price tender offer, interest rates (and therefore market yields) may vary during the offer period, particularly in the case of an offer that remains open for a period of twenty full business days. If interest rates increase during the offer period, the Offeror will end up overpaying for securities whose dollar value has declined. By contrast, if interest rates decrease during the offer period, the success of the offer may be jeopardized as holders refuse to tender securities whose dollar value has increased. The proposed fixed spread pricing methodology for the Tender Offer would eliminate eighteen days of market risk relating to fluctuations in the U.S. Treasury securities market, thereby reducing the risk of failure of the Tender Offer resulting from a decrease in interest rates during the offer period and reducing the risk of overpayment for the securities if there is any increase in interest rates during the offer period.[5] In addition, holders will be able to monitor the market and base their decision to tender on the spread being offered in the Tender Offer, without worrying about fluctuations in the U.S. Treasury securities market.

Conclusion

In the view of the Offeror and the dealer manager, fixed spread pricing conducted in the manner described herein is desirable from both the perspective of the Offeror and the holders of the Notes. We are advised that it is also consistent with actual market practice with respect to trading such securities. In light of the above, we believe that the position expressed in the prior no-action letters with respect to fixed spread pricing in respect of tender offers for non-convertible, investment grade fixed income securities should also apply in the context of a tender offer for the Notes. The coupling of the Consent Solicitation conducted in the manner described above with the Tender Offer should not affect this conclusion. Accordingly, we request that the Division of Corporation Finance advise us that the Staff of the Commission will not recommend that the Commission take any enforcement action pursuant to Rule 14e-1(b) under the Exchange

[5] Interest rate risk would be limited to the remaining two-day period of the Tender Offer.

Act if the Tender Offer is conducted in the manner described herein.

If you have any questions with respect to the foregoing or require any further information with respect to this request, please do not hesitate to call the undersigned (404) 815-6051. Alternatively, you may call Elizabeth G. Wren, also of this firm, at (704) 338-5123.

Very truly yours,

KILPATRICK STOCKTON LLP

By: David M. Eaton /A.M.B.
David M. Eaton

Bcc: Southern Equipment Company, Inc.
Cementos Argos, S.A.
Citigroup Global Markets Inc.
Clifford Chance

SEC FILE #82-1852

Atlas south sea pearl

ABN 32 009 220 053

14th November 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: 2006 Revenue Forecast and Final Dividend Announcement

The Company advises that revenue has been above budget for most of the current year and that the expected income for the twelve month period to the end of 2006 is $12 million which will be an increase of 22% on the revenue result for 2005.

The Board has approved the payment of final dividend for 2006 of two (2) cents per share. This dividend will be fully franked. The timetable for payment of the dividend is as follows:

- Ex-dividend date - 20th November 2006
- Record date - 24th November 2006
- Payment date - 8th December 2006

The dividend reinvestment plan that is in place shall not be available for this dividend payment.

This will bring the total fully franked dividend for the year to 3.5 cents.

Yours faithfully

GEORGE SNOW
Chairman

CRP03 Dividend Nov1406.doc

43 York Street, Subiaco, WA 6008, Australia • PO Box 8015, Subiaco, WA 6008, Australia
Telephone: (+61) (8) 9380 9444 • Facsimile: (+61) (8) 9380 9970 • Website: http://www.atlassouthseapearl.com.au • Email: atlas@atlassouthseapearl .com.au

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	*14 November 2006*	*No of sheets:*	*1+20*

Please find enclosed the quarterly consolidated report of KGHM Polska Miedź S.A. prepared in accordance with IFRS for the third quarter of 2006.

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QS 3 / 2006

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated 19 October, 2005 – Journal of Laws Nr 209, item 1744)

for issuers of securities involved in production, construction, trade or services activities

for the third quarter of 2006 comprise the period from 1 July 2006 to 30 September 2006

containing the condensed consolidated financial statements according International Financial Reporting Standards in PLN.

Publication date: 14 November 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 74 78 200	(48 76) 74 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3 quarters accrued period from 1 January 2006 to 30 September 2006	3 quarters accrued period from 1 January 2005 to 30 September 2005	3 quarters accrued period from 1 January 2006 to 30 September 2006	3 quarters accrued period from 1 January 2005 to 30 September 2005
I. Sales	9 827 000	6 320 167	2 508 744	1 557 343
II. Operating profit	3 475 582	1 953 351	887 284	481 322
III. Profit before taxation	3 550 782	2 074 029	906 482	511 059
IV. Profit for the period	2 941 176	1 696 904	750 855	418 132
V. Profit for the period attributable to shareholders of parent entity of the Group	2 940 534	1 695 863	750 691	417 875
VI. Profit for the period attributable to minority interests	642	1 041	164	257
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	14.70	8.48	3.75	2.09
IX. Net cash generated from operating activities	1 886 127	1 571 861	481 511	387 320
X. Net cash used in investing activities	(156 646)	(539 737)	(39 990)	(132 996)
XI. Net cash used in financing activities	(1 889 700)	(659 401)	(482 423)	(162 482)
XII. Total net cash flow	(160 219)	372 723	(40 902)	91 842
	At 30.09.2006	**At 31.12.2005**	**At 30.09.2006**	**At 31.12.2005**
XIII. Current assets	5 523 855	4 136 895	1 386 684	1 071 790
XIV. Non-current assets	7 042 202	6 904 255	1 767 843	1 788 760
XV. Available-for-sale non-current assets and assets included in disposal group	8 000	7 566	2 008	1 960
XVI. Total assets	12 574 057	11 048 716	3 156 535	2 862 510
XVII. Current liabilities	4 238 069	3 160 730	1 063 906	818 884
XVIII. Non-current liabilities	1 563 712	1 530 665	392 547	396 566
XIX. Equity	6 772 276	6 357 321	1 700 082	1 647 060
XX. Minority interest	45 170	14 631	11 339	3 791

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. Group
Quarterly condensed consolidated financial statements prepared in accordance with IFRS
for the period from 1 July 2006 to 30 September 2006
(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated balance sheet

	At	
Assets	**30 September 2006**	**31 December 2005**
Non-current assets		
Property, plant and equipment	5 763 959	5 555 928
Intangible assets	115 251	114 513
Investment property	28 269	28 250
Investments in associates	634 045	931 173
Deferred income tax assets	350 521	162 610
Available-for-sale financial assets	52 259	55 469
Other financial assets	31 657	20 003
Derivative financial instruments	53 502	20 548
Trade and other receivables	12 739	15 761
	7 042 202	**6 904 255**
Current assets		
Inventories	1 664 140	1 244 576
Trade and other receivables	1 725 261	875 815
Receivables due to current income tax	868	2 878
Held to maturity financial assets	8 775	
Derivative financial instruments	424 228	171 645
Cash and cash equivalents	1 700 583	1 841 981
	5 523 855	**4 136 895**
Held-for-sale non-current assets and assets included in disposal group	**8 000**	**7 566**
TOTAL ASSETS	**12 574 057**	**11 048 716**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Company		
Share capital	2 000 000	2 000 000
Other capital	(1 352 460)	(796 342)
Retained earnings	6 079 566	5 139 032
	6 727 106	**6 342 690**
Minority interests	**45 170**	**14 631**
TOTAL EQUITY	**6 772 276**	**6 357 321**
LIABILITIES		
Non-current liabilities		
Trade and other payables	13 231	13 847
Borrowings	154 621	63 388
Derivative financial instruments	25 051	210 298
Deferred income tax liabilities	18 651	16 566
Liabilities due to employee benefits	848 258	816 169
Provisions due to other liabilities and charges	503 900	410 397
	1 563 712	**1 530 665**
Current liabilities		
Trade and other payables	1 305 962	1 376 023
Borrowings	45 345	48 477
Current income tax liabilities	400 371	397 963
Derivative financial instruments	2 335 749	1 150 239
Liabilities due to employee benefits	69 769	68 646
Provisions for other liabilities and charges	80 873	119 382
	4 238 069	**3 160 730**
TOTAL LIABILITIES	**5 801 781**	**4 691 395**
TOTAL EQUITY AND LIABILITIES	**12 574 057**	**11 048 716**

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated income statement

	Period			
	for 3 months ended at 30 September 2006	**for 9 months ended at 30 September 2006**	**for 3 months ended at 30 September 2005**	**for 9 months ended at 30 September 2005**
CONTINUED ACTIVITIES:				
Sales	3 650 943	9 827 000	2 319 434	6 320 167
Cost of sales	(2 160 103)	(5 730 378)	(1 397 407)	(3 892 383)
Gross profit	**1 490 840**	**4 096 622**	**922 027**	**2 427 784**
Selling and marketing costs	(45 466)	(136 839)	(47 297)	(134 907)
Administrative expenses	(174 828)	(510 223)	(121 701)	(448 634)
Other operating income	(5 700)	110 018	15 631	156 686
Other operating costs	(20 428)	(83 996)	(1 955)	(47 578)
Operating profit	**1 244 418**	**3 475 582**	**766 705**	**1 953 351**
Financial income/costs - net	(76 266)	(89 551)	5 893	(48 821)
Share of profits of associates accounted for using the equity method	64 910	164 751	65 626	169 499
Profit before income tax	**1 233 062**	**3 550 782**	**838 224**	**2 074 029**
Income tax expense	(239 978)	(609 606)	(146 133)	(377 125)
Profit for the period	**993 084**	**2 941 176**	**692 091**	**1 696 904**
attributable to:				
shareholders of the parent entity	992 812	2 940 534	691 614	1 695 863
minority interests	272	642	477	1 041
Earnings per share attributable to the shareholders of the parent entity during the period (PLN per share)				
– basic/ diluted	4.96	14.70	3.46	8.48

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company			Minority interests	Total equity
	Share capital	Other capital	Retained earnings		
At 1 January 2005	7 413 573	201 550	(1 976 873)	17 701	5 655 951
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	-	10 293	-	-	10 293
At 1 January 2005 after restatement	7 413 573	211 843	(1 976 873)	17 701	5 666 244
Impact of cash flow hedging	-	(684 837)	-	-	(684 837)
Fair value gains on available for sale financial assets	-	20 946	-	-	20 946
Deferred income tax	-	122 411	-	-	122 411
Total income/expenses recognised directly in equity	-	**(541 480)**	-	-	**(541 480)**
Profit for the period	-	-	1 695 863	1 041	1 696 904
Transactions with minority interest	-	(33)	-		(33)
Total recognised income/ expenses	-	**(541 513)**	**1 695 863**	**1 041**	**1 155 391**
Settlement of revaluation of share capital	(5 413 573)		5 413 573		
Dividends paid			(400 000)		(400 000)
At 30 September 2005	**2 000 000**	**(329 670)**	**4 732 563**	**18 742**	**6 421 635**
At 1 January 2006	**2 000 000**	**(796 342)**	**5 139 032**	**14 631**	**6 357 321**
Impact of cash flow hedging	-	(679 607)	-	-	(679 607)
Losses due to changes of fair value of available for sale financial assets	-	(870)	-	-	(870)
Deferred income tax	-	124 359	-	-	124 359
Total income/expenses recognised directly in equity	-	**(556 118)**	-	-	**(556 118)**
Profit for the period	-	-	2 940 534	642	2 941 176
Transactions with minority interest	-	-	-	29 897	29 897
Total recognised income/expenses	-	**(556 118)**	**2 940 534**	**30 539**	**2 414 955**
Dividends paid	-	-	(2 000 000)	-	(2 000 000)
At 30 September 2006	**2 000 000**	**(1 352 460)**	**6 079 566**	**45 170**	**6 772 276**

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated cash flow statement

	Period	
	for 9 months ended at 30 September 2006	**for 9 months ended at 30 September 2005**
Cash flow from operating activities		
Cash generated from operations	2 552 785	1 970 246
Income tax paid	(666 658)	(398 385)
Net cash generated from operating activities	**1 886 127**	**1 571 861**
Cash flow from investing activities		
Purchase of a subsidiary, minus acquired cash and cash equivalents	(1 518)	-
Purchase of intangible assets and property, plant and equipment	(616 838)	(662 445)
Proceeds from sale of intangible assets and property, plant and equipment	3 924	3 848
Purchase of investment property	(20)	(75)
Purchase of held to maturity financial assets	(5 445)	(32 114)
Proceeds from sale and realisation of held to maturity financial assets	5 359	32 455
Purchase of available-for-sale financial assets	(300)	(3 740)
Proceeds from sale of available-for-sale financial assets	-	52 844
Purchase of other financial assets	(11 652)	(12 742)
Proceeds from sale of other financial assets	-	3 286
Loans granted to unrelated entities	-	(1 100)
Loan repayments received from unrelated entities	-	410
Interest received	405	512
Dividends received	462 209	84 395
Other investment expenses	7 230	(5 271)
Net cash used in investing activities	**(156 646)**	**(539 737)**
Cash flow from financing activities		
Proceeds from transactions with minority interests	28 925	-
Buyback of bonds and other debt securities	-	(1 400)
Borrowings received	151 098	27 851
Repayments of borrowings	(59 009)	(270 160)
Interest paid	(4 728)	(9 408)
Dividends paid to minority interest	-	(39)
Dividends paid	(2 000 000)	(400 000)
Payments of liabilities due to financial leasing	(5 484)	(6 010)
Other financial expenses	(502)	(235)
Net cash used in financing activities	**(1 889 700)**	**(659 401)**
Total net cash flow	**(160 219)**	**372 723**
Cash and cash equivalents at beginning of the period	1 841 981	495 817
Exchange gains on cash and cash equivalents	18 821	25 109
Cash and cash equivalents at end of the period	**1 700 583**	**893 649**
including restricted cash and cash equivalents	241	3 855

EXEMPTION NUMBER: 82-4639

Notes to the condensed consolidated financial statement of KGHM Polska Miedź S.A. prepared for the third quarter of 2006.

I. Basis for preparation of financial statements

The following financial statements have been prepared under International Financial Reporting Standards approved by the European Union.

1. Introduction

The following quarterly report includes condensed consolidated financial statements for the following periods:

- the current period from 1 July to 30 September 2006,
- the comparable period from 1 July to 30 September 2005.

KGHM Polska Miedź S.A. – as the Parent Entity of a Group, fully consolidated 25 subsidiary entities in the current quarter while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PEW Aquakonrad S.A. in bankruptcy and TUW Cuprum. Altogether, 4 subsidiaries were not included, and the shares in one associated entity were measured at cost and reflecting an impairment loss, in the consolidated financial statements presented. Exclusion of these entities from consolidation did not effect the honest presentation of the assets, financial result and cash flow.

Data justifying the exclusion of entities from consolidation at 30.09.2006

Name of company	Total assets at 30 September 2006 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods for resale and products together with income from financial operations for the period from 1 January 2006 to 30 September 2006 ('000 PLN)	Percentage share in revenues of parent entity
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" *	50 241	0.4120	14 386	0.1368
AQUAKONRAD S.A. in bankruptcy	989	0.0081	1	0.0000
PCPM sp. z o.o.	851	0.0070	2 128	0.0202
Przedsiebiorstwo Uslugowe "Mercus Serwis" Sp. z o.o.	2 805	0.0230	6 226	0.0592
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	3 117	0.0256	10 408	0.0989

* *the assets of TUW CUPRUM represent coverage of the technical insurance provisions*

(amounts shown are in '000 PLN, unless otherwise indicated)

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.9171 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 30 September 2006, the rate of ***3.9835 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***4.0583 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2005, the rate of ***3.8598 PLN/EUR***

3. Accounting principles

The basis for these consolidated financial statements was the separate financial statements of the Parent Entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with accounting principles in force in the KGHM Polska Miedź S.A. Group, prepared under International Financial Reporting Standards approved by the European Union. These principles were published on 17 October 2006 in the consolidated half-year report PS 2006.

These financial statements are presented in accordance with IAS 34 „Interim financial reporting", applying the same principles for the current and comparable periods, and applying the changes introduced in the second half of 2005 and the first half of 2006 to the presentation of the comparable period.

II. Information on seasonal or cyclical activities

The entities of the KGHM Polska Miedź S.A. Group are not affected by seasonal or cyclical activities.

III. Items affecting assets, liabilities, equity, the net financial result or cash flow, which are unusual as respects their type, amount or degree of influence

1. Condition and financial results of significant companies

The greatest impact on the Group is from the Parent Entity, i.e. KGHM Polska Miedź S.A., as well as from:

- DIALOG S.A. – a consolidated subsidiary, and
- Polkomtel S.A., an associated entity, whose shares are accounted for using the equity method.

DIALOG S.A.

In the third quarter of 2006, i.e. during the period from 1 July to 30 September 2006, DIALOG S.A. achieved the following results:

Net revenues from sales	PLN 125 197 thousand,
Profit on sales	PLN 15 625 thousand,
EBITDA	PLN 32 531 thousand,
Net profit	PLN 7 782 thousand.

(amounts shown are in '000 PLN, unless otherwise indicated)

In the first three quarters of 2006 DIALOG S.A. earned PLN 375 443 thousand in revenues from sales, i.e. at a level similar to revenues from sales in the comparable period (PLN 373 909 thousand). There was however a change in the structure of revenues of the company. The company is earning lower revenues from telephone conversations versus fees for broadband internet access and data transmission. Strong competition and a change in the sales structure caused the company to earn a lower margin on sales. Also in this period there was an increase in costs caused among others by the preparation of new products and by costs incurred in acquiring broadband internet access subscribers. As a result the company earned a lower result on sales than in the comparable period, i.e. a profit of PLN 51 175 thousand versus PLN 60 373 thousand in the first three quarters of 2005. Operating profit amounted to PLN 45 030 thousand (versus PLN 54 429 thousand the comparable period). EBITDA in DIALOG S.A. for the first three quarters of 2006 amounted to PLN 113 031 thousand and was lower by PLN 16 572 thousand than the result in the comparable period. Net profit in DIALOG S.A. amounted to PLN 39 367 thousand.

In October 2006 the Management Board of the Parent Entity approved a new strategy for its telecoms assets, as a result of which it resolved to terminate the process of selling Telefonia DIALOG S.A. begun in October 2005. The Management Board of KGHM Polska Miedź S.A. based on analyses which were carried out, considered that the price which could presently be achieved for the shares of DIALOG S.A. is unsatisfactory, while the potential of DIALOG S.A. is such that the value of these assets is expected to increase over the next several years above the present valuation. The approved strategy assumes that DIALOG S.A. will grow by offering new services for an ever-wider group of subscribers, among others by consolidating entities from the telecoms sector.
Currently DIALOG is realising a program aimed at acquiring broadband internet access subscribers. 72% of internet users in DIALOG have permanent access (versus 37% in 2005). It is expected that by the end of 2007 the company will more than double its internet user base and have appx. 150 thousand such customers. To earn additional revenues, DIALOG S.A. plans to implement new services based on the development of *broadband internet access* (IPTV, *on demand* Video *and others*). The company together with Polkomtel S.A. is preparing a mobile telephony services offer which will add to the revenues of the company.
A major opportunity for DIALOG S.A. is represented by the signing of an agreement in October 2006 with TP S.A. for access to the TP S.A. network to aid in sales of broadband data transmission services (so-called BSA – bitstream access). This will enable the company to expand its activities and to offer services based on the TP S.A. network.

To realise this strategy, in October 2006 DIALOG S.A. acquired 90% of the shares of the internet store VIVID.pl S.A. This transaction will enable the company to enhance its product offer on the rapidly-expanding e-commerce market.

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 30 September 2006 accounted for using the equity method in the consolidated financial statements of the KGHM Polska Miedź S.A. Group is PLN 631 840 thousand.

In the third quarter of 2006, Polkomtel S.A. achieved the following results:

Net revenues from sales	PLN 1 931 812 *thousand*
EBITDA	PLN 681 040 thousand
Net profit	PLN 330 004 thousand

In the first three quarters of 2006 the company earned net revenues from sales of PLN 5 472 936 thousand (analogously in the first three quarters of 2005 revenues amounted to PLN 4 669 515 thousand) achieving EBITDA of PLN 1 862 613 thousand (versus PLN 1 802 085 thousand in the first three quarters of 2005). Net profit of the company for the first three quarters of 2006 amounted to PLN 836 848 thousand (versus PLN 861 283 thousand for the first three quarters of 2005).

On 17 July 2006 KGHM Polska Miedź S.A. received a dividend from Polkomtel S.A. in the amount of PLN 461 269 thousand, which was paid to shareholders based on a resolution passed on 10 May 2006 by the Ordinary General Shareholders Meeting of Polkomtel S.A. on payment of a shareholders dividend, i.e. of retained net profit for the years preceeding 2005 and net profit for 2005.

(amounts shown are in '000 PLN, unless otherwise indicated)

The total dividend paid to all shareholders was PLN 2 352 375 thousand (representing PLN 114.75 per share). KGHM Polska Miedź S.A. owns 19 61% of the shares of Polkomtel S.A.

At the date of preparation of this report there remains unresolved a dispute between the shareholders of Polkomtel S.A. being heard by the Court of Arbitration in Vienna. On 10 March 2006 Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. In the third quarter of 2006 and in the period until publication of this report there were no rulings in this matter, and at the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the valuation and settlement in the Parent Entity of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting the results in deferred tax, the other capital was increased in the current quarter by PLN 452 012 thousand
(an accrued decrease in the other capital by PLN 555 413 thousand since the beginning of the year)

Due to the valuation of financial assets available for sale at fair value, after reflecting the results in deferred tax, other equity was decreased by PLN 675 thousand.
(an accrued decrease in other equity by PLN 705 thousand since the beginning of the year)

Due to the measurement of derivative instruments to fair value there was a decrease in profit of PLN 78 087 thousand
(an accrued decrease in profit by PLN 58 169 thousand since the beginning of the year)

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the consolidated financial result was decreased in the current quarter by PLN 134 577 thousand
(an accrued decrease in the result by PLN 397 938 thousand since the beginning of the year)

Due to the valuation of property, plant and equipment, the financial result was increased by PLN 787 thousand *(an accrued decrease in the result by PLN 1 672 thousand since the beginning of the year)*, of which PLN 831 thousand is due to the valuation of inventories to net sale price, while PLN 44 thousand is due to the valuation of property, plant and equipment to market value.

Assets and the financial result in the current quarter were also affected by provisions for receivables together with interest (an excess of provisions created over released), thereby decreasing the result in the amount of PLN 1 353 thousand
(an accrued decrease in the result by PLN 1 106 thousand since the beginning of the year)

The measurement of other assets did not significantly affect the consolidated financial statements.

(amounts shown are in '000 PLN, unless otherwise indicated)

3. Borrowings

	30 September 2006	31 December 2005
Non-current	**154 621**	**63 388**
Bank loans	107 718	8 823
Loans	25 181	29 181
Liabilities due to financial leasing	21 722	25 384
Current	**45 345**	**48 477**
Bank loans	31 946	31 751
Loans	7 770	10 492
Liabilities due to financial leasing	5 629	6 234
Total	**239 923**	**111 865**

IV. Type and amount of changes in estimates

1. Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future mine closure costs (restoration) in the Parent Entity. This provision also includes the estimated costs of dismantling and removing technological objects, for which the obligation for restoration is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 7 072 thousand, after reflecting the effects in deferred tax in the amount of PLN 6 388 thousand.

(an accrued decrease in profit by PLN 17 591 thousand since the beginning of the year, after reflecting the effects in deferred tax in the amount of PLN 16 755 thousand)

1.2 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 15 862 thousand (after reflecting the effects in deferred tax in the amount of PLN 14 527 thousand)

(an accrued decrease in profit by PLN 3[illegible] 211 thousand since the beginning of the year, after reflecting the effects in deferred tax in the amount of PLN 29 840 thousand)

1.3 provisions for future costs of wages together with charges, paid once in the fourth quarter or after approval of the annual financial statements. As a result the financial result of the current quarter was decreased in the amount of PLN 92 948 thousand

(an accrued decrease in profit by PLN 287 936 thousand since the beginning of the year)

1.4 provisions for liabilities arising from the planned signing of an understanding with the company Glencore International A.G. The Parent Entity of the KGHM Polska Miedź S.A. Group (KGHM) was in a dispute with Glencore International A.G. (Glencore) before the Arbitration Tribunal of the London Metal Exchange (LME) due to withdrawal from a multi-year contract for the supply of copper cathodes. By a decision dated 12 July 2005 the Arbitration Tribunal found in favor of Glencore and declared that withdrawal from the contract by KGHM was unjustified. The amount of compensation due to Glencore was left to be negotiated by the parties. In September 2006 KGHM and Glencore negotiated the final

(amounts shown are in '000 PLN, unless otherwise indicated)

wording of the agreement, based on which KGHM is to pay to Glencore USD 2 700 thousand. Because of this it was necessary to create a provision for liabilities in the amount of PLN 8 602 thousand, which reduces the financial result of the current quarter. Financial settlement of the effects of the above agreement was made after the end of the quarter.

In addition, in the current quarter there was a decrease in the provision created in the first half of 2006 for liabilities and interest due to the tax on underground mining property in the amount of PLN 19 194 thousand. This decrease is the result of the payment of taxation based on decisions issued by local government bodies.

2. Deferred income tax

The result of changes of differences between the balance sheet value and taxable value of balance sheet items is a change in the estimated value of the deferred income tax asset and the deferred income tax provision.

There was a decrease in the tax asset in the current quarter in the amount of PLN 108 016 thousand, of which the following was settled:
- as an increase of profit PLN 324 thousand,
- as a decrease of the revaluation reserve on financial hedging instruments and available-for-sale financial assets PLN 108 340 thousand.

(an accrued increase in the deferred income tax asset of PLN 178 088 thousand, of which the following was settled:

- *as an increase of profit PLN 53 473 thousand*
- *as an increase of the revaluation reserve on hedging instruments and available-for-sale financial assets PLN 124 615 thousand/*

There was an increase in the deferred tax liabilities in the current quarter in the amount of PLN 1 845 thousand, of which the following was settled:
- as a decrease of profit 1 627 thousand
- as a decrease of the revaluation reserve on available-for-sale financial instruments PLN 218 thousand

(an accrued decrease in the deferred tax liability since the beginning of the year of PLN 8 068 thousand, of which the following was settled:

- *as an increase of profit PLN 8 324 thousand*
- *as a decrease of the revaluation reserve on hedging instruments and available-for-sale financial assets PLN 256 thousand/.*

After offsetting the asset and deferred tax liabilities, the asset at the end of the financial period was set at PLN 350 521 thousand, while deferred tax liabilities were set at PLN 18 651 thousand.

V. Information on the issuance, redemption and repayment of debt and equity securities

There was no redemption or repayment of debt and equity securities during the period presented in the entities of the Group.

VI. Information related to a paid (or declared) dividend.

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 14 June 2006 - reconvened after a break in the Meeting ordered on 31 May 2006 – passed a resolution regarding the distribution of profit for financial year 2005, based on which the amount distributed to shareholders dividends was PLN 2 000 000 thousand, representing PLN 10.00 per share.
The General Shareholders Meeting set the right to dividend date as 7 July 2006, and the dividend payment date as 2 August 2006. The dividend was paid on time.

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

VII. Business segments

Information on business segments for the period from 1 January 2006 to 30 September 2006

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	9 077 733	372 093	377 174	-	9 827 000
Inter-segment sales	110 000	3 387	1 029 446	(1 142 833)	-
Total sales	**9 187 733**	**375 480**	**1 406 620**	**(1 142 833)**	**9 827 000**
RESULT					
Segment result	3 711 520	71 720	288 665	(181 774)	3 890 131
Unallocated costs of Group as a whole	-	-	-	-	(414 549)
Operating profit	-	-	-	-	**3 475 582**
Net financial costs	-	-	-	-	(89 551)
Share of profit of associates	-	-	-	-	164 751
Profit before income tax	-	-	-	-	**3 550 782**
Income tax	-	-	-	-	(609 606)
Profit for the period	-	-	-	-	**2 941 176**

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	8 952 990	1 162 917	1 194 037	(384 435)	10 925 509
Investments in segment - in subordinated entities accounted for using the equity method	-	631 840	2 205	-	634 045
Unallocated assets of Group as a whole	-	-	-	-	1 014 503
Total consolidated assets					**12 574 057**
Segment liabilities	2 543 519	68 336	344 942	(212 787)	2 744 010
Unallocated liabilities of Group as a whole	-	-	-	-	3 057 772
Total consolidated liabilities	-	-	-	-	**5 801 782**
Investment expenditures	383 069	48 228	88 259	-	519 556
Depreciation on property, plant and equipment	276 077	63 297	49 518	(5 087)	383 805
Amortisation on intangible assets	7 595	3 389	3 140	9	14 133
Impairment of property, plant and equipment recognised in income statement	321	36	114	-	471
Impairment of intangible assets recognised in income statement	-	-	410	-	410
Other non-monetary costs	68 966	14 808	10 726	(195)	94 305

(amounts shown are in '000 PLN, unless otherwise indicated)

VIII. Subsequent events

On 19 October 2006 Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) acquired from the company Sovereign Capital S.A. with its registered head office in Warsaw – based on an agreement entered into on 19 October 2006 for the acquisition of assets – 90% of the shares of the company Vivid.pl SA with its registered head office in Warsaw.

The share capital of Vivid.pl SA amounts to PLN 5 300 thousand and is divided into 530 000 registered shares, fully and properly paid, having a face value of PLN 10 each.

The acquisition price for 90% of the shares having a total nominal value of PLN 4 770 thousand amounts to PLN 1 663 thousand. Additionally, as part of this agreement for the acquisition of shares, liabilities of Vivid.pl S.A. due to loans in the amount of PLN 487 thousand were transferred to Telefonia Dialog S.A. The total amount of this transaction for the acquisition of assets, in accordance with the agreement signed, amounts to PLN 2 150 thousand.
The carrying value of these assets includes costs connected with acquisition of the company, which were estimated in the total amount of PLN 1 285 thousand.

IX. Effects of changes in the structure of the economic entity including due to the combination of economic entities, to the takeover or sale of entities of the Group, to long term investments, or to the separation, restructurisation or discontinuation of activities:

Acquisition of shares

1. On 4 August 2006 Telefonia DIALOG S.A. acquired shares of the company Tele Video Media sp. z o.o., representing 100 % of the share capital of this company.

   The subject of activities of the company Tele Video Media sp. z o.o. is the creation of a complete IPTV and VoD system infrastructure to commercially utilise this system in providing services based on distributing video products using IP protocol.

   The cost of acquisition of these shares in the amount of PLN 1 652 thousand includes the acquisition price of PLN 1 642 thousand and acquisition-related costs of PLN 10 thousand.

   The net assets acquired, after additionally including development costs of PLN 800 thousand, at the date of acquisition, amount to PLN 574 thousand.

   Goodwill set at the acquisition date of PLN 1 078 thousand reflects the benefits of synergy from acquisition of the Company, and value added reflecting in total the scope of development work carried out to date as well as the unique know-how of the company TVM.

2. On 27 September 2006 Telefonia DIALOG S.A. entered a preliminary agreement with the company Sovereign Capital Sp. z o.o. to acquire the shares of Vivid.pl S.A., in which Telefonia DIALOG S.A. committed to the following:

   - the signing of a promisory agreement to acquire from Sovereign Capital Sp. z o.o. 90% of the shares of Vivid.pl S.A. within 1 month of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o for the price of PLN 2 250 thousand, plus costs connected with the signing of the agreement for acquiring these shares incurred by Sovereign Capital Sp. z o.o.

(amounts shown are in '000 PLN, unless otherwise indicated)

- the acquisition from Sovereign Capital Sp. z o.o. of 10% of the shares at the price of PLN 500 thousand, plus transaction costs connected with the acquisition of these shares, if Sovereign Capital Sp. z o.o. within 6 months of the date of acquiring 90% of the shares of Vivid.pl S.A. by Sovereign Capital Sp. z o.o acquires the remaining 10% of the shares of Vivid.pl S.A. as the result of realising a put option.

On 28 September 2006 Telefonia DIALOG S.A. made a prepayment towards the price of purchasing the shares of Vivid.pl S.A. in an amount equal to PLN 2 250 thousand. On this same day Sovereign Capital Sp. z o.o. acquired 90% of the shares of the company Vivid.pl S.A. from its previous owner.

Based on a resolution by the General Shareholders Meeting of Vivid.pl S.A. dated 29 September 2006 in which three representatives of Telefonia DIALOG S.A. were appointed to the four-person Supervisory Board, and on a resolution of the Supervisory Board dated 2 October 2006 appointing one representative of Telefonia DIALOG S.A. to the Management Board of Vivid.pl S.A., Telefonia DIALOG S.A. gained control over the company Vivid.pl S.A.

The company Vivid pl. S.A. is the second-largest Polish internet store. Its offer includes retail sales of books, films and multimedia, as well as electronic and computer equipment.

At 30 September 2006 initial settlement was made of acquisition of the shares of Vivid.pl. S.A. based on estimates of the value of assets, liabilities and contingent liabilities as a result of continuing identification.

The value of this company provisionally set at PLN 2 684 thousand at initial recognition represents the difference between the net assets acquired in the amount of PLN (434) thousand and the cost of PLN 2 250 thousand.

On 19 October 2006 Telefonia Dialog S.A. acquired 90% of the shares of Vivid.pl S.A.

Transactions with minority shareholders

1. On 10 August 2006 occurred a market debut – the initial listing of rights to the shares of the subsidiary INTERFERIE S.A. on the Warsaw Stock Exchange.
   As a result of introduction of the shares of this company to market trading, there was a change in the total share of the KGHM Polska Miedź S.A. Group in the share capital of INTERFERIE S.A. from 100% to 65.67% (registration by the Court of this increase in share capital occurred on 11 August 2006)..
   The result of this transaction is an increase in the amount of share capital attributable to minority shareholders in the amount of PLN 31 487 thousand, and a decrease in the financial result of the Group in the amount of PLN 2 045 thousand due to settlement of the participation of the KGHM Group in the share capital of the Company following this issuance of shares.

2. The subsidiary „Zagłębie" Lubin SSA performed a buyback of its own shares for the purpose of their retirement in the amount of PLN 1 064 thousand, representing 7.21% of the share capital. The share of the Group in this company after acquisition of these shares is 100%. As a result of settlement of this transaction with minority shareholders, the value of the company was identified in the amount of PLN 303 thousand.

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

XII. Contingent liabilities and other off-balance sheet items

At the end of the financial period an estimation was made of contingent assets and liabilities, which were recognised in off-balance sheet accounts.

		At 30.09.2006	Changes since the end of the last financial year
1.	**Contingent debtors**	**167 423**	**25 912**
	due to		
-	disputed State budget issues	130 836	65 873
-	bill of exchange receivables	25 911	(39 866)
-	guarantees received	9 889	(882)
-	disputed, court and unresolved issues	787	787
2.	**Contingent liabilities**	**818 816**	**737 833**
	due to		
-	guarantees and security granted	27 092	(31 255)
-	bill of exchange liabilities	44 902	25 906
-	disputed, court and unresolved issues	3 372	804
-	contingent penalties	3 188	2 116
-	an agreement on the acceptance of the offer and conditional transfer of the shares in Polkomtel S.A.	740 262	740 262
3.	**Off-balance sheet liabilities due to development work and inventions**	**39 968**	**(39 753)**

EXEMPTION NUMBER: 82-4639

Other information to the consolidated quarterly report QS 3/2006

(pursuant to § 91 sec. 9 in connection with sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. Selected financial data

SELECTED FINANCIAL DATA	in '000 PLN		in '000 EUR	
	3 quarters /2006 period from 1 January 2006 to 30 September 2006	3 quarters /2005 period from 1 January 2005 to 30 September 2005	3 quarters /2006 period from 1 January 2006 to 30 September 2006	3 quarters /2005 period from 1 January 2005 to 30 September 2005
I. Sales	9 827 000	6 320 167	2 508 744	1 557 343
II. Operating profit	3 475 582	1 953 351	887 284	481 322
III. Profit before taxation	3 550 782	2 074 029	906 482	511 059
IV. Profit for the period	2 941 176	1 696 904	750 855	418 132
V. Profit for the period attributable to shareholders of parent entity of the Group	2 940 534	1 695 863	750 691	417 875
VI. Profit for the period attributable to minority interests	642	1 041	164	257
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	14.70	8.48	3.75	2.09
IX. Net cash generated from operating activities	1 886 127	1 571 861	481 511	387 320
X. Net cash used in investing activities	(156 646)	(539 737)	(39 990)	(132 996)
XI. Net cash used in financing activities	(1 889 700)	(659 401)	(482 423)	(162 482)
XII. Total net cash flow	(160 219)	372 723	(40 902)	91 842
	At 30.09.2006	At 31.12.2005	At 30.09.2006	At 31.12.2005
XIII. Current assets	5 523 855	4 136 895	1 386 684	1 071 790
XIV. Non-current assets	7 042 202	6 904 255	1 767 843	1 788 760
XV. Available-for-sale non-current assets and assets included in disposal group	8 000	7 566	2 008	1 960
XVI. Total assets	12 574 057	11 048 716	3 156 535	2 862 510
XVII. Current liabilities	4 238 069	3 160 730	1 063 906	818 884
XVIII. Non-current liabilities	1 563 712	1 530 665	392 547	396 566
XIX. Equity	6 772 276	6 357 321	1 700 082	1 647 060
XX. Minority interest	45 170	14 631	11 339	3 791
Closing price of shares on last day of trading in quarter (in PLN)	100.70	47.00		

EXEMPTION NUMBER: 82-4639

II. Organisational structure of KGHM Polska Miedź S.A. Group at 30 September 2006


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.
KGHM Polish Copper Ltd.
CBJ sp. z o.o.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco sp. z o.o.
PeBeKa S.A.
DIALOG S.A.
Tele Video Media Sp. z o.o.
Vivid.pl SA
"Zagłębie" Lubin SSA
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Metale DSI S.A.
WFP Hefra SA
Walcownia Metali Nieżelaznych spółka z o.o.
WM "ŁABĘDY" S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries and indirect subsidiaries not subject to consolidation
PU "Mercus Serwis" Sp. z o.o.
TUW-CUPRUM
AQUAKONRAD SA in bankruptcy
PCPM sp. z o.o.
Associates
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

III Effects of changes in the structure of the economic entity including due to the combination of economic entities, to the takeover or sale of entities of the Group, to long term investments, or to the separation, restructurisation or discontinuation of activities

The effects of changes in the structure of the economic entity are presented in point IX of the condensed consolidated financial statements.

IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2006, in light of the results presented in this consolidated quarterly report relative to forecast results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.
The published projection of results only relates to the parent entity. On 14 July 2006 a published current report provided information on the approval by the Supervisory Board of the Company on 14 July 2006 of the Technical-Economic Plan for the period 2006-2010 and the adjustment to the Budget for 2006 in respect of the forecast published in the current report dated 30 January 2006. The Verified Budget for 2006 assumes an increase in revenues from the sale of products, goods for resale and materials and of net profit due to an assumed increase in copper and silver prices.

V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of the parent entity in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the second quarter of 2006, i.e. at 11 August 2006, at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. were held by the following shareholders:

1. the Polish State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001);
2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program of KGHM Polska Miedź S.A.) – 10 169 452 shares, representing 5.08% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 27 July 2006).

Following publication of the consolidated report for the second quarter of 2006 Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program of the Company), on 11 September 2006 announced that it had reduced its participation in the share capital of KGHM Polska Miedź S.A. and in the total number of votes at the General Shareholders Meeting to a level below 5%, and on that day owned 9 930 074 shares, representing 4.97% of the share capital of the Company and granting the right to the same number of votes.

At the date of publication of this report, based on information held by the parent entity, the only shareholder owning at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. is the State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001).

VI. Changes in ownership of shares of the parent entity or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., based on information held by KGHM Polska Miedź S.A., during the period following publication of the prior consolidated quarterly report

Based on information held by the parent entity, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q2 2006 report (11.08.2006)	Shares bought since publication of Q2 2006 report	Shares sold since publication of Q2 2006 report	Shares held as at publication date of Q3 2006 report
1	2	3	4	5	6
President of the Management Board	Krzysztof Skóra	0	0	0	0
I Vice President of the Management Board	Maksymilian Bylicki	0	0	0	0
Vice President of the Management Board	Marek Fusiński	0	0	0	0
Vice President of the Management Board	Stanisław Kot	0	0	0	0
Vice President of the Management Board	Ireneusz Reszczyński	0	0	0	0
Secretary of the Supervisory Board	Józef Czyczerski	0	0	0	0
Member of the Supervisory Board	Leszek Hajdacki	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	10	0	0	10
Member of the Supervisory Board	Adam Łaganowski [1]	0	0	0	0
Member of the Supervisory Board	Stanisław Andrzej Potycz[1]	0	0	0	0
Member of the Supervisory Board	Jan Sulmicki[1]	0	0	0	0
Member of the Supervisory Board	Marcin Ślęzak	0	0	0	0
Member of the Supervisory Board	Jerzy Żyżyński[1]	0	0	0	0

[1] *Members of the Supervisory Board appointed to the Supervisory Board by resolutions of the Extraordinary General Shareholders Meeting dated 24 October 2006. Column 3 shows the number of shares held at the date of appointment, columns 4 and 5 show the number of shares purchased/sold from this date to the date of publication of this report.*

Members of the Supervisory Board recalled from the Supervisory Board by resolutions of the General Shareholders Meeting dated 24 October 2006: Antoni Dynowski, Maciej Kruk, Ryszard Wojnowski - based on information held by the Company - in the period from publication of the consolidated Q2 2006 report to the date of recall - did not own shares of KGHM Polska Miedź S.A.

VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries at 30 September 2006, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

During the period 1 January 2006 to 30 September 2006 neither KGHM Polska Miedź S.A. nor its subsidiaries entered into transactions with related entities which were not typical having a total value exceeding EUR 500 000.

IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of collateral on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2006 to 30 September 2006 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

X. Other information important for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity to meet liabilities

As a result of elections carried out in KGHM Polska Miedź S.A. from 18 – 19 October 2006 for a member of the Management Board selected by the employees of the Company, no candidate was elected due to turnout being below 50% (17.86%). As a result the Management Board of the parent entity will not be increased by a member of the Management Board selected by the employees.
In the third quarter of 2006 there were no other events in the entities of the Group apart from those mentioned above and described in the commentary to the report which are significant for evaluating the material and financial condition, the financial result and any changes thereto, or any other events significant for evaluating the employment situation or the capacity to meet its liabilities.

XI. Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, the most significant factors impacting the results of the Group through the parent entity are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

KGHM Polska Miedź S.A. will concentrate its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting in its strategy risks arising from macroeconomic factors (copper prices, PLN/USD exchange rate).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

The consolidated quarterly report QS 3/2006, comprising the Quarterly condensed consolidated financial statements prepared in accordance with IFRS for the period 1 July 2006 to 30 September 2006 and Other information to the consolidated financial report QS 3/2006 signed in Lubin, 14 November 2006.

Signatures of persons representing the Company:

Date	First, surname	Position/Function (PREZES ZARZĄDU)	Signature
14 November 2006		*Krzysztof Skóra*	WICEPREZES ZARZĄDU
14 November 2006			*Marek Fusiński*
14 November 2006			p.o. DYREKTOR GENERALNY Centrum Usług Księgowych GŁÓWNY KSIĘGOWY KGHM

Ludmiła Mordylak

citigroup
corporate and
investment banking

Global Transaction Services
388 Greenwich Street
14th Floor
New York, NY 10013

November 14, 2006

Via EDGAR and Fax

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Paul Dudek, Esq.
Division of International Corporate Finance
Fax: (202) 772-9207

Re: Kookmin Bank
Registration Statement on Form F-6 (Registration No.: 333-138347)

Dear Mr. Dudek:

Citibank N.A., as depositary (the "Depositary") and acting solely on behalf of the legal entity to be created by the Form of Second Amended and Restated Deposit Agreement, by and among the Depositary, Kookmin Bank, a company incorporated under the laws of the Republic of Korea (the "Company"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing common shares, par value 5,000 Won per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.: 333-138347) be accelerated to 9:00 a.m. on Friday, November 17, 2006, or as soon thereafter as possible.

Please call me at (212) 816-6692 if you have any questions.

(signature page to immediately follow)

Very truly yours,

CITIBANK, N.A.

By: Susan A. Lucanto
Name: Susan A. Lucanto
Title: Vice President

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)
Yong G. Lee, Esq. (Cleary Gottlieb Steen & Hamilton LLP)
David Lee, Esq. (Cleary Gottlieb Steen & Hamilton LLP)
Paul Kim, Esq. (Cleary Gottlieb Steen & Hamilton LLP)